Exhibit 99.1

CUIT: 30-70496280-7

November 5, 2013

Re: Information relating to the Extraordinary Shareholders’ Meeting on November 21, 2013

The Registrant has made publicly available certain information contemplated to be discussed at its next Extraordinary Shareholders’ Meeting, which information is available at http://www.gfgsa.com and includes the following documents:

•	Preliminary Merger Agreement

•	Special Balance sheet for merger purposes as June 30, 2013

•	Special Consolidated Balance sheet for merger purposes as June 30, 2013

•	Certification of the securities exchange ratio

Adrian Enrique Pedemonte

Attorney in law